Contact

www.linkedin.com/in/ericbovich
(LinkedIn)

Top Skills

Team Building
Inventory Management
Customer Service

Eric Bovich

Founder / CRO at Prolific Brewing Company
Yucaipa, California, United States

Experience

Prolific Brewing Company
Owner / Sales Guru
November 2020 - Present (2 years 2 months)
California, United States

CUSTOMER CONNECT SALES & MARKETING, INC.
Vice President of Sales
November 2020 - Present (2 years 2 months)
United States

Viva 5 Corporation
Senior Account Executive
August 2019 - November 2020 (1 year 4 months)
Tampa/St. Petersburg, Florida Area

Vitamin Friends, LLC
Senior Brand Manager
October 2018 - April 2019 (7 months)
Gardena, CA

MeriCal, Inc.
Regional Sales Manager
October 2016 - August 2018 (1 year 11 months)
Greater Seattle Area

ALFA Business
Sales Manager
June 2015 - September 2016 (1 year 4 months)
Riverside, CA

IT Services and Document Management

Unishippers
Shipping Consultant
June 2014 - June 2015 (1 year 1 month)

Document Management and IT services

LifeCare Solutions
Cst
May 2011 - August 2012 (1 year 4 months)
Murrieta, CA

Schedule deliveries and set up of DME product.

Solstice Sunglasses
Store Manager/assistant store manager
November 2009 - May 2011 (1 year 7 months)
La Jolla, CA

Sales, Scheduling, and Loss prevention

Education

California State University Channel Islands Extended University
Bachelor's Degree, Business Administration and Management,
General · (2015 - 2016)

College of the Desert
Associate's Degree, Business Administration and Management,
General · (2012 - 2014)

Irvine Valley College